Exhibit 99.17

NexTech Signs LOI with Premier Health to Explore

Healthcare Applications of Augmented Reality Technology

New York, NY – March 6th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”)  (OTC: NEXCF)(CSE: NTAR) (FSE:N29) is pleased to announce that it is working with Premier Health (CSE: PHGI, OTCQB: PHGRF, Frankfurt: 6PH) by exploring options to integrate Nextech’s AR into Premier Health’s App. which has the potential to reach Premier’s ecosystem of almost 3 million patients. NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics using a xAPI to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. This partnership marks an important step forward and the beginning of the companies move into the multi-billion dollar health care industry and the many applications of AR in healthcare including: vein visualisation, surgical visualisation and education.

NexTech will be working with Premier Health to develop education tools for health care professionals and patients alike – some of which will be created and commercialized content for third parties. Utilizing AR as a learning tool, in training healthcare professionals, creates a highly engaging, immersive educational experience which aids in retention and how well complex concepts can be grasped. For patients, AR can potentially empower them to play a more proactive role in their own care through aiding in self-diagnosis. And finally, for third party content, the companies will explore topics such as education on medications for Pharma and Continuous Positive Airway Pressure (CPAP) therapy systems for Sleep Apnea Clinics.

In addition, the companies will investigate possible AR treatment delivery options. For example, in relation to physiotherapy, digital demonstrations can be mapped directly onto the movements patients perform as part of their recovery.

“We are excited to work with the team at Premier Health to explore creating a custom AR and AI solution to address the healthcare market which represents another multi-billion dollar vertical ripe for disruption,” comments Evan Gappelberg CEO of Nextech. “AR allows medical knowledge, skills and expertise to be shared remotely in the moment, ensuring they get where they are needed most.”

“At Premier Health we pride ourselves in being at the forefront of changes in healthcare, so we are thrilled to be a part of the future of healthcare by enabling state of the art technological advancements to our patient centric telemedicine app,” said Dr. Essam Hamza, CEO of Premier Health. “AR has the potential to revolutionize both the access to data and the delivery of healthcare. The technology will help doctors and patients alike – doctors will have access to the latest and most relevant information about their patients while patients can use AR for self-education and improving the quality of treatment they receive.”

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the Cannabis industry and to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education tools, and AR live streaming for events. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.